UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Meeting of Series E and F Debenture Holders

Further to the Form 6-K submitted by Ellomay Capital Ltd. (the “Company”) to the Securities and Exchange Commission (the “SEC”) on December 16, 2025, announcing the execution of an agreement to sell the control stake in the Company to O.Y. Nofar Energy Ltd., the Company hereby updates that a holder of the Company’s Series E and F Debentures approached the trustee for the debentures (the “Trustee”), requesting the convening of a meeting of the debenture holders. The Trustee is reuqired to convene such a meeting at the request of a holder that holds at least 5% of the outstanding par value of a series of debentures. Accordingly, the Trustee published a notice convening a joint meeting of holders of the Company’s Series E and Series F debentures to be held on Tuesday, December 30, 2025, for purposes of a discussion (which will not include a vote) regarding the expected sale of control stake.

The deeds of trust governing the Company’s debentures provide that, upon the occurrence of a change of control of the Company that satisfies the cumulative conditions set forth therein and has not been approved by the debenture holders, the debenture holders may demand immediate repayment of the debentures. As none of the conditions specified in the relevant provisions of the deeds of trust have been satisfied, the Company believes that the request to convene a meeting of debenture holders is premature. Moreover, even if all such conditions were to be satisfied, the Company does not believe that the proposed transaction would adversely affect the interests of the debenture holders. Based on the timing and circumstances, the Company estimates that the request to convene the meeting at this time is not intended to protect the beneficiaries represented by the debenture holder requesting the meeting but rather may be an attempt to prevent the sale of the control stake due to ulterior motives.

For more information about the Company’s debentures and the relevant deeds of trust, see Item 4.A: History and Development of Ellomay, Item 5.B: Liquidity and Capital Resources, and Item 19 of the Company’s annual report on Form 20-F for the year ended December 31, 2024, submitted to the SEC on April 30, 2025.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the outcome of the meeting of the debenture holders, the fulfillment of the conditions for immediate repayment under the deeds of trust governing the Company’s debentures, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, the impact of the war and hostilities in Israel and Gaza, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company, the impact of the continued military conflict between Russia and Ukraine, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: December 29, 2025

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